FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Press Release titled, “Emilio Botín: ‘2003 will be the best year in our history, with a profit exceeding 2.5 billion euros’”.

2.	Certification of Ignacio Benjumea Cabeza De Vaca, General Secretary and Secretary of the Board of Directors of Banco Santander Central Hispano, S.A., regarding resolutions approved at the Ordinary General Shareholders’ Meeting.

ITEM 1

Press Release

Santander Central Hispano Shareholders Meeting

Emilio Botín: “2003 will be the best year in our
history, with a profit exceeding 2.5 billion euros”

• “I am optimistic that the development of our business in Europe is good and that we are doing well in controlling risks and operating costs”

• “In Latin America, the best is yet to come”

• “Our strategy of promoting financial strength, a multilocal presence and focus on commercial banking gives us a unique positioning”

• The Board has made a permanent improvement in customer care and advice a top priority.

• The Shareholders Meeting approved the elimination of all anti-takeover clauses on the statutes.

Santander, June 21 - Santander Central Hispano chairman Emilio Botín, presiding the Annual Shareholders Meeting today, said that the Group will end the year with a net attributable income exceeding 2.5 billion euros, the best result in its history.

“Santander will close 2003 with a profit considerably higher than last year, making it the best year in the history of our Group, with a net attributable income above 2.5 billion euros,” he said at the meeting, which approved the 2002 accounts and voted to abolish anti-takeover clauses and thereby grant equal voting rights to all shareholders.

Botín said “over the last few months, the Group has been making progress in its business activities and in its results in a very satisfactory fashion and better than we had expected at the beginning of the year.” He said “I am optimistic that the development of our business in Europe is good and that we are doing well in controlling risks and operating costs.”

At the same time, he said: “In Latin America, the best is yet to come. The individual countries have huge efforts and the economies of the region are poised for growth. I am especially pleased with the performance of Banespa in Brazil, which is meeting all the demanding objectives we set when we acquired it. In Mexico we were the most profitable and efficient bank in the system, and in Chile the new Banco Santander Santiago is also the leading bank in profitability and efficiency.”

The Chairman said 2002, when net income fell 10% to 2.25 billion euros, had demonstrated “the bedrock stability of Santander strength in depth, and its excellent capacity to perform through a difficult period.” The market has recognized the efforts made by the Group and marked it up accordingly in market capitalization to 2nd place among Euro zone banks and to 14th among world banks, rising two places from last December, “a position we would not be in, were it not for our Latin American presence.”

This improvement is due to Grupo Santander’s multilocal approach, focusing on commercial banking and founded on its commercial banking activities and financial strength. This has placed Santander in a “unique position among international banks.”

• We are the largest and best positioned bank in the most attractive market in Europe: Spain
• We have a unique position in Portugal.
• We have an important presence in one of the fastest-growing, most dynamic businesses in Europe with the best prospects: consumer finance in Germany, Italy and Spain.
• We have the critical mass, the size and the market share to compete in the main Latin American markets: Brazil, Mexico and Chile.

This strategy of diversification in businesses and in countries “undoubtedly will help us to manage through a period such as the present one, with interest rates at their lowest levels ever”.

The chairman stressed to shareholders that “our Group, Santander, does not need new acquisitions to assure its growth. We have a business platform today that, with good management, will give us future income growth well above the average of our international competitors.”

Botín repeated his conviction that “it is very difficult to envision a cross-border merger among equals that would create value for shareholders”, because “cost savings are difficult and implementation of common systems and business models is slow and expensive.” It is also “fundamental that countries abandon a certain nationalistic reticence that impedes private initiatives from bearing fruit”.

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He said also that “our great challenge is to improve day in and day out the quality of service” that the Group offers to 35 million customers through its 103,931 employees in 9,143 offices. “Constant improvement in customer care and advice is one of the priorities of our Board”.

The Shareholders Meeting approved an amendment to various articles of the Company’s Statutes, with the objective of abolishing the so-called anti-takeover clauses. Specifically, the items eliminated are:

• The limit on the maximum number of votes cast by a shareholder, set till now at 10%.
• The requirement of a 70% favourable vote in order to adopt certain agreements (transformation of the company, merger, asset split, etc).
• The requirements to be elected a Director, Chairman of Vice Chairman of the Board.

“In eliminating the anti-takeover clauses we have again set the pace for the changes around us, taking a very important step in terms of corporate governance.” “This reflects our support for the interests of minority shareholders and equal treatment for all of you, our shareholders, reinforcing your right to vote and your decision-making power.”

Botín said he was extremely proud of the composition of the new Board. “On the one hand, the executive directors are people of demonstrable professional expertise and ability and, in the case of the external directors, the Board counts among is members chairmen of large international financial companies, successful and prestigious businessmen, distinguished professionals and individuals committed to our Group through their share ownership.”

Shareholders have had the 2002 Annual Report at their disposal since March 17. It represents “an exercise in openness that is probably unprecedented in Spanish corporate life.” The remuneration packages of the entire Board are made public on an individual and itemised basis. In the case of executive directors, their fixed and variable remuneration is detailed, as are their pensions and stock options. In 2002, the statutory payments declined 10% and overall remuneration by 17%, in line with the 9.6% decline in Group net attributable income.

The Shareholders Meeting heard a report from 4th Vice-Chairman Manuel Soto, in his capacity as Chairman of the Board’s Audit Committee, in which he gave his opinion on the process of preparing and approving the company accounts. This was unprecedented among large Spanish companies, and contributed maximizing transparency and Board involvement.

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The Chairman also announced that shortly the requirement to hold 100 shares in order to attend the General Shareholders Meeting would be eliminated.

For the first time this year the Group is publishing a comprehensive Corporate Social Responsibility Report, giving an account of all activities and financial contributions directed by the company to social action programmes during the year that amounted to 2.71% of net attributable income. “I am convinced that this is an investment from which we will enjoy enormous returns in terms of social recognition and prestige for the Group,” said Botín.

The document gives an account of the Group’s commitment towards its referente: customers, shareholders, employees, suppliers and communities, which are summed up in a series of initiatives that last year represented an investment of 61.03 million euros. Among the most important were the Universities Programme and the Universia Portal, which now links 654 universities and 7.5 million students in Spain, Portugal and eight Latin American countries.

At the same time, the Chairman referred to the questions and proposals sent in by shareholders in the past few weeks by letter or e-mail, in response to his letter of May 12 inviting them to offer suggestions and submit questions to this Shareholders Meeting. The initiative extremely well received, with more than 900 responses.

Alfredo Sáenz: “We are optimistic about the future success of our model”

Second Vice Chairman and CEO, Alfredo Sáenz, gave an account of Group and business area performance in 2002, saying he was confident first quarter results this year “produced a change in trend that we expect to be maintained throughout the year, with improvements in profits quarter by quarter.”

He said that “we are optimistic on the future success of our model. Its validity, in an environment as complex as the current one, has been amply demonstrated with performance in the first quarter.” This model is founded on 5 pillars: growth, efficiency, risk management, disciplined capital management, and diversification, and should lead in the future to:

• Improved market share in revenues
• Stable cost base in coming years
• A continuation of predictable risk and excellent asset quality
• Maintaining a high level of capital generation
• Increased levels of recurring revenues and stability in profits

Sáenz ended his address by affirming that “we are on the right track to continue creating value for our shareholders, as we have been doing up until now.”

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ITEM 2

I, IGNACIO BENJUMEA CABEZA DE VACA, GENERAL SECRETARY AND SECRETARY OF THE BOARD OF DIRETORS OF “BANCO SANTANDER CENTRAL HISPANO, S.A.”,

HEREBY CERTIFY: That according to the respective minutes of the validly held Ordinary General Meeting of Shareholders of this Bank on June 21st 2003, the resolutions literally stated below were approved:

““ONE.– To approve the Financial Statements (Balance Sheet, Earnings Statement and Annual Report) and the corporate management of Banco Santander Central Hispano, S.A. and its Consolidated Group referring to the year ended on 31st December 2002.

TWO.– To approve the application of the earnings obtained by the Bank during 2002, amounting to 1,376,178,383.84 euros, to be distributed as follows:

Euros	570,429.23	to increasing the voluntary reserve
Euros	1.375,607,954.61	to the payment of dividends, already paid prior to the date of the Ordinary General Meeting.

Euros	1,376,178,383.84	in total.

THREE.– I) To ratify the appointment of Mr. António de Sommer Champalimaud as Director, agreed by the Board of Directors at its meeting on 28th October 2002.

II) With reference to the annual renewal of one third of the seats on the Board according to article 29 of the current corporate Bylaws, to re-elect Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O'Shea, Mr. Emilio Botín-Sanz de Sautuola y O'Shea, Mr. Rodrigo Echenique Gordillo, Mr. Elías Masaveu y Alonso del Campo and Sir George Mathewson as Directors.

The aforementioned eight persons, being present at the Meeting, duly accepted their appointments as Directors, thus complying with the provisions of article 125 of the “Ley de Sociedades Anónimas” (Corporations Act). They also declared that they were not affected by any of the incompatibilities contained in Act 12 dated May 11th 1995 and in article 124 of the aforementioned Corporations Act.

FOUR.– That, for the auditing of the financial statements and management report of the Bank and the consolidated Group for the financial year of 2003, Deloitte & Touche España, S.L. (previously known as Arthur Andersen y Cía., S. Com.), with registered office in Madrid, calle Raimundo Fernández Villaverde, 65, and Fiscal Identification Code B-79104469, be re-elected as External Auditors.

FIVE.– I) To cancel the unused part of the authorisation granted by the Extraordinary General Meeting of Shareholders on 9th February 2002 for the derivative acquisition of treasury stock by the Bank and the affiliate companies comprising the Group.

II) That express authorisation be granted to enable the Bank and the affiliate companies comprising the Group to acquire shares for any legally acceptable valuable consideration, within legal limits and requirements, up to a maximum (in addition to those already held) of 238,420,147 shares, or, if applicable, a number equivalent to 5 per cent of the share capital existing at any time, totally paid up, at a minimum price per share of the nominal value and a maximum of the listed price on the Continuous Market of the Spanish Stock Exchanges on the date of acquisition. This authorisation should be exercised within a period of 18 months from the date of the General Meeting. The authorisation includes the acquisition of shares which, as the case may be, should be allotted directly to the employees and directors of the Company, or as a result of the exercising of stock options held by the latter.

SIX.- Subject to the required administrative authorisation contemplated by article 8 of Royal Decree 1245 of 14th July 1995 on the creation of banks, cross-border activity and other matters relating to the legal system of credit institutions, it is resolved to modify the corporate Bylaws in the terms indicated below:

1.          Article 17 of the corporate Bylaws is modified, eliminating all paragraphs except for the first and last. Henceforth, such article will read as follows:

“Article 17.– Those persons attending the General Meeting shall have one vote for each share which they hold or represent. Shares without votes shall enjoy this right in the specific cases indicated by the “Ley de Sociedades” (Corporations Act).”

2.          Article 24 of the Bylaws is modified, eliminating the third paragraph. Henceforth, such article will read as follows:

“Article 24.– The resolutions made at the general Meetings shall be valid and, of course, executive and obligatory for all shareholders from the date of the approval of the minutes in which said agreements are recorded, such approval being given in the manner and form required by current legislation. All of the foregoing shall be without prejudice to the rights and actions which legal ruling grants to the persons so legitimised in order to dispute said resolutions.

Voting shall be public, and the agreements shall be adopted by the majority of Capital with voting rights which is present or represented at the Meeting, save legal provision or provision in the by-laws to the contrary.”

3.          Article 27 of the Bylaws is modified, adding a new section I. The following paragraphs are consecutively re-numbered, modifying likewise the content of the present section VIII (new section IX). Henceforth, such article 27 will read as follows:

“Article 27.– The General Meeting is empowered to adopt all type of agreements referring to the Corporation, and is especially granted the authority to do the following:

I. To approve the Regulations for the General Meeting, which, subject to what is established by law and in these Bylaws, shall govern the convening, preparation and reporting of, attendance at and implementation of the General Meeting, as well as the exercising of political rights on the occasion of the convening and holding of such General Meeting.

II. To appoint and suspend members of the Board of Directors, as well as to ratify or revoke the provisional appointments of such Board Members made by the Board itself, and to examine and approve the actions taken by them.

III. To appoint Auditors.

IV. If applicable, to approve the annual accounts and to determine the application of profits, and to approve, also if applicable, the annual consolidated accounts.

V. To agree on bond issues, the increase or reduction of share Capital, the transformation, merger, split or dissolution of the Bank and in general, any modification of the corporate By-laws.

VI. To authorise the Board of Directors to increase the share Capital, in accordance with article 153,1,b of the "Ley de Sociedades Anónimas" (Corporations Act).

VII. To grant to the Board of Directors the authorisations it considers advisable for unforeseen cases.

VIII. To decide on matters submitted to it by the Board of Directors.

IX. To decide on the application of remuneration systems comprising the allotment of shares or rights on them, as well as any other remuneration system referenced to share value, regardless of who the beneficiary of such remuneration systems may be.

X. To decide the appropriate course of action with regard to all matters not especially defined in these By-laws and which do not exclusively depend on the Board of Directors.

4.          Article 30 of the corporate Bylaws is modified, changing the wording of the first paragraph, eliminating the three following paragraphs and maintaining the final paragraph, the new wording of such article being the following:

“Article 30.- Subject to legally-established limitations, any person is eligible to hold office as Chairman of the Company, without the requirement of being as shareholder.

The office of Board Member is compatible with any other position or duty within the Corporation.”

5.          Article 32 is modified, changing the last part of the first paragraph and eliminating all of the second paragraph, the new wording of such article being as follows:

“Article 32.- From among its members, the Board of Directors shall appoint a Chairman and also one or several Vice Chairmen, who will be numbered consecutively in the latter case. The designation of Chairman of Vice Chairmen will be for an indefinite duration and in the case of the Chairman, will require the favourable vote of two thirds of the Members of the Board.

In the absence of a Chairman and Vice Chairmen, same shall be substituted by the Board Member corresponding by numerical order, which the Board itself shall approve.

6.          Section I of article 36 is modified, the new wording being that stated below. The remaining provisions of article 36 are unchanged.

“ I.	To make up and if applicable, approve and modify the regulations required for the application of these By-laws and the internal ruling of the Bank, except for those which are under the sphere of competence of the General Meeting as contemplated by law or these Bylaws. Specifically, the Board will be responsible for approving its own Rules of Procedure, which may include, where applicable, the basic rules for its organisation and operation, as well as the rules of conduct of its members. If considered appropriate by the Board, it may also specify rules concerning cessation owing to age, incompatibilities additional to those legally contemplated, the system of obligations of the Board or any other questions considered appropriate.”

7.          Within Section 2, Heading IV of the corporate Bylaws, a new article 39 is added, which is to be worded as follows:

“Article 39.– An Audit and Compliance Committee shall be established within the Board of Directors. This Audit and Compliance Committee shall consist of a minimum of four and a maximum of seven Board Members appointed by the Board of Directors. The majority of the members of the Audit and Compliance Committee should be non-executive Directors, the latter being understood as those directors who do not hold management responsibilities within the Company or the Group and restrict their activity to the supervisory and internal decision-making functions characteristic of Directors.

The Chairman of the Audit and Compliance Committee shall be elected by the Board of Directors from among the non-executive Board Members referred to in the preceding paragraph, and should be replaced every four years, being eligible for re-election after one year has elapsed since ceasing to hold office. The Audit and Compliance Committee shall also have a Secretary, such office being held by the General Secretary of the Company, who, if not a Board Members, may participate in but not vote at meetings of the Audit and Compliance Committee.

The Audit and Compliance Committee shall have at least the following responsibilities:

I.  To report, through its Chairman and/or Secretary, to the General Meeting of Shareholders on matters raised by shareholders included within its sphere of competence.

II.  To propose to the Board of Directors, for submission to the General Meeting, the designation of external auditors as referred to in article 204 of the Corporations Act.

III.  To supervise the internal auditing services.

IV.  To be aware of the financial reporting process and internal control systems.

V.  To maintain a relationship with the External Auditors in order to receive information on any questions which could place the independence of the latter at risk and any other questions relating to the implementation of the external audit process, and to maintain with the External Auditors all other communications contemplated in the legislation covering external auditing and technical auditing standards.

The Audit and Compliance Committee shall meet as often as convened by resolution of the Committee itself or its Chairman and at least four times per year. Any member of the Company’s executive team or personnel required to do so shall be obliged to attend meetings of the Committee and to offer it their co-operation and access to the information at their disposal. The External Auditors may also be required to attend such meetings. One of the meetings of this Committee shall necessarily be devoted to assessing the efficiency of and compliance with the rules and procedures of governance of the Company and to preparing the information to be approved by the Board and to be included as part of the annual public documentation.

The Audit and Compliance Committee shall be validly constituted by the attendance (present or represented) of at least half its members, and shall adopt its resolutions by the majority vote of those attending (present or represented). The Chairman shall have the casting vote. Members of the Committee may delegate their representation to another member, but no member may assume more than two such representations in addition to his own. The resolutions of the Audit and Compliance Committee shall be recorded in a minutes book, which shall be signed in each case by the Chairman and the Secretary.

Through its Chairman, the Audit and Compliance Committee shall report to the Board of Directors at least twice per year.

The Audit and Compliance Committee may likewise obtain external advice.

The Board of Directors is competent to implement, increase and complete the regulations concerning the composition, conduct and sphere of competence of the Audit and Compliance Committee with respect to anything not specified in these Bylaws, respecting what is contemplated herein and by the law.”

8.          The present articles 39, 40, 41, 42, 43, 44 and 45 will be re-numbered, without any change in their content, being subsequently be referred to respectively as numbers 40, 41, 42, 43, 44, 45 and 46. Thus, the present article 39 will become article 40; the present article 40 will become article 41; the present article 41 will become article 42; the present article 42 will become article 43; the present article 43 will become article 44; the present article 44 will become article 45 and the present article 45 will become article 46.

SEVEN.–  To approve the Regulations for the General Meeting of Shareholders, the text of which has been made available to shareholders and will be transcribed in the minutes of this Meeting following this resolution.

“REGULATIONS FOR THE GENERAL MEETING OF SHAREHOLDERS OF
BANCO SANTANDER CENTRAL HISPANO, S.A.

FOREWORD

Following the recommendation of the Special Committee for the Promotion of Transparency and Security in Financial Markets and Listed Companies and taking into consideration the practice of Spanish listed companies in the preparation and implementation of their General Meetings, these Regulations for the General Meeting of Shareholders of Banco Santander Central Hispano, S.A. (hereinafter referred to as the “Bank” or the “Company”) serve a triple purpose. Firstly, they establish a rule of transparency on making public the procedures for the preparation and holding of General Meetings, implementing legal regulations and corporate bylaws. Secondly, they define the ways of exercising the political rights of shareholders on the occasion of the convening and holding of General Meetings. Thirdly and finally, they address the task of systemising the preparation and implementation process of the General Meeting, in the certainty that all of the foregoing will be to the benefit of shareholders. This document is therefore required reading for their informed participation in General Meetings.

SECTION I
INTRODUCTION

Article 1. Purpose

These Regulations govern the convening and preparation of, attendance at and implementation of the General Meeting and the exercising of the respective political rights on the occasion of the convening and holding of such Meeting, as provided by the Law and the Corporate Bylaws.

Article 2. General Meeting of Shareholders

1.          The General Meeting of Shareholder is the maximum decision-making body of the Company on matters included within its jurisdiction.

2.          As established in the corporate Bylaws, the General Meeting of Shareholders is authorised to adopt all types of resolutions concerning the Company, particularly the following:

I.	To approve Regulations for the General Meeting, which subject to the Law and the Bylaws, will govern the calling and preparation of, information on, attendance at and implementation of the General Meeting and the exercising of the political rights on the occasion of the calling of holding of such meeting.
II.	To appoint and suspend members of the Board of Directors, as well as to ratify or revoke the provisional appointments of such Board Members made by the Board itself, and to examine and approve the actions taken by them.
III.	To appoint External Auditors.
IV.	If applicable, to approve the annual accounts and to determine the application of profits, and to approve, also if applicable, the annual consolidated accounts.
V.	To agree on bond issues, the increase or reduction of capital, the transformation, merger, split or dissolution of the Company and in general, any modification of the corporate By-laws.
VI.	To authorise the Board of Directors to increase the share capital, in accordance with article 153,1,b of the "Ley de Sociedades Anónimas" (Corporations Act).
VII.	To grant to the Board of Directors the authorisations it considers advisable for unforeseen cases.
VIII.	To decide on matters submitted to it by resolution of the Board of Directors.
IX.	To decide on the application of remuneration systems comprising the allotment of shares or rights on such shares, as well as any other remuneration system referenced to share value, regardless of who the beneficiary of such remuneration systems may be.
X.	To decide on the appropriate course of action with regard to all matters not especially defined in the Bylaws and which do not exclusively depend on the Board of Directors.

Article 3. Classes of General Meetings

The General Meeting may be Ordinary or Extraordinary.

The Ordinary General Meeting, previously convened for such purpose, shall necessarily be held within the first six months of each financial year, in order to review corporate performance, approve, if applicable, the previous year's accounts and determine the application of results, as well as approving, if applicable, the consolidated accounts, notwithstanding its competence to discuss and make resolutions on any other matter included on the Agenda.

Any General Meeting which is not that envisaged in the preceding paragraph shall be considered an Extraordinary General Meeting.

SECTION II

CONVENING AND PREPARATION OF THE GENERAL MEETING

Chapter I

Convening the General Meeting

Article 4. Convening the General Meeting

1.          The Directors shall convene the Ordinary General Meeting necessarily within the first six months of each financial year.
Likewise, the Directors shall convene an Extraordinary General Meeting whenever they consider it advisable in corporate interests. They shall also call an Extraordinary General Meeting whenever so requested by shareholders in possession of at least five percent of the share capital, who should state in such request the matters to be discussed at such Meeting. In such event, the Extraordinary General Meeting of Shareholders shall be convened to be held within the thirty days following the date on which the Directors had been required to call it by a Notary. The Directors shall prepare the agenda, which shall necessarily include the matters which are the object of such request.

2.          The Directors shall require the attendance of a Notary to draw up the minutes of the General Meeting.

Article 5. Announcement of notice of the meeting.

The General Meeting shall be convened by the Board of Directors of the Company by means of an announcement published in accordance with the provisions of the corporate Bylaws. No later than the date of publication (or in any event, the immediately following business day) the announcement of the notice of the meeting shall be sent by the Company to the National Securities Market Commission (CNMV). The text of such announcement shall be equally accessible through the Bank’s web page.

The announcement of the notice of meeting shall state the date of the meeting at first call and all the matters to be discussed. Likewise, the announcement shall state the date on which, if applicable, the General Meeting will be held at second call. There should be a period of at least twenty-four hours between the first and second meeting.

Chapter II

Preparing the General Meeting

Article 6. Information available from the date of notice of the meeting

1.          In addition to what is required by law or the corporate bylaws, from the date of publication of the convening of the General Meeting, the Company shall publish on its web page the text of all the proposed resolutions drawn up by the Board of Directors with respect to the items on the agenda (unless, in the case of proposals not required to be made available to shareholders by law or by the corporate bylaws, the Board of Directors considers that there is justification in not doing so).

2.          Notwithstanding what is established in other sections of these Regulations, from the date of the announcement of the meeting, any information considered appropriate in order to facilitate the attendance of shareholders at the General Meeting and their participation in it will also be added to the Company’s web page, including:

(i)	A model of the attendance card and where applicable, the other documents to be used when delegating votes, indicating the procedure for obtaining the respective originals.

(ii)	Information on the place where the General Meeting is to be held, describing, where applicable, the means of access to the venue.

(iii)	If established, a description of the electronic delegation or voting mechanisms which may be used.

(iv)
Information, where applicable, on systems or procedures facilitating the following of the General Meeting, such as simultaneous translation, audio-visual diffusion, information in other languages, etc.

Article 7. Right to information prior to the General Meeting

Prior to the General Meeting, shareholders may request from the Board of Directors in writing any reports or clarifications they consider necessary with regard to the matters on the agenda.

The Directors shall be obliged to provide such information, except in those cases where: (i) the publicising of the data requested by shareholders representing less than twenty-five percent of the share capital could be detrimental to corporate interests, in the Chairman’s opinion; (ii) the request for information or clarification does not refer to the items on the agenda; (iii) the information or clarification requested is not necessary in order to form an opinion on the questions submitted to the Meeting, or, for whatever reason, could be considered abusive; or (iv) because of legal or regulatory provisions.

The Board of Directors may authorise any of its members or its Secretary to respond on its behalf to requests for information by shareholders.

Responses to requests for information will be in writing, unless this is inappropriate owing to the nature of the information required, or impossible owing to the nearness of the date of the General Meeting, in which case such responses will be given in the course of the Meeting in accordance with the criteria contemplated herein.

Responses given to shareholders prior to the date of the Meeting will be made available to all shareholders attending the Meeting at the commencement of the latter.

Article 8. Delegations

Notwithstanding the provisions of the corporate Bylaws, the right to attend the General Meeting may be delegated to another shareholder so entitled as such. Representation should be granted in writing and especially for each General Meeting.

Individual shareholders not in full possession of their civil rights and shareholders which are legal entities may be represented by whomsoever exercises their legal representation, duly evidenced. Both in these cases and in the event that a shareholder delegates his/her right of attendance, such shareholders may not have more than one representative at the General Meeting.

Representation granted to anyone who is unable to prove it in accordance with the law will not be valid or effective. Representation may always be revoked. The attendance of the represented party at the General Meeting in person will be considered a revocation.

In cases where the Directors of the Company make a public request for representation, the rules contained in the “Ley de Sociedades Anónimas” (Corporations Act) and the regulations implementing it shall be applied. In particular, the document stating the power of attorney should contain the agenda or have it attached thereto, as well as the request for instructions for exercising the voting rights and an indication of the direction in which the representative should vote in the event that precise instructions are not given.

SECTION III

HOLDING THE GENERAL MEETING

Chapter I

Constitution of the General Meeting

Article 9. Right of attendance.

1.          General Meetings may only be attended by the holders of one hundred or more shares recorded in their name in the respective accounting register five days prior to the date on which the General Meeting is to be held, who are up to date with the payment of capital calls and who retain at least the aforementioned number of shares until the time that the Meeting is held.

Those holding a number of shares which is less than that indicated in the preceding paragraph may group them together to obtain the necessary number, conferring their representation on one of the shareholders of the group. If the latter is not done, any of them may confer their representation at the Meeting in favour of another shareholder who is entitled to attend and is able to prove it in accordance with the law, thus grouping their shares with those of the latter shareholder.

In order to attend the General Meeting it is essential to obtain the respective nominative attendance card, which will be issued by the office of the Secretary of the Bank with reference to the list of shareholders entitled to attend, as contemplated in the corporate Bylaws and current regulations. Such list will be finally closed five days prior to the date stated in the notice convening the General Meeting.

2.          The Members of the Board of Directors should attend the General Meetings of Shareholders. The Chairman of the General Meeting may authorise the attendance of any person he considers appropriate. However, the General Meeting may revoke such authorisation.

3.          When entering the venue where the general Meeting is to be held, attendees will be given a copy of the text of the proposed resolutions to be submitted to the General Meeting, as well as the Directors’ reports and other documentation which, as required by law, have been made available to shareholders with respect to the proposed resolutions.

Article 10. The Media

In general and in order to promote the widest possible diffusion of the meetings and the resolutions adopted therein, access by the media to the General Meeting will be facilitated.

Likewise and also in order to facilitate its diffusion, an audio-visual recording of the General Meeting will be made available.

Article 11. Logistics

1.          In order to guarantee the safety of attendees and to ensure the good order of the General Meeting, surveillance and protection measures will be established, including appropriate access control systems.

2.          Simultaneous translation of the speeches made at the Meeting may also be made available whenever so justified by the number of non-Spanish speakers present, or whenever considered appropriate for any other reason.

Article 12. Holding of the General Meeting

1.          The General Meeting will be validly constituted at first call provided it is attended (in person or by representation) by shareholders of the minimum percentage of subscribed capital with voting rights corresponding in each case as stated in the Corporations Act or the corporate Bylaws. If the quorum present is insufficient, the General Meeting will be held at second call.

2.          The General Meeting shall be held at the place where the Company has its registered office and at the venue determined for such purpose by the Board of Directors, which shall be stated in the notice of the meeting.

If for any reason it should be necessary to hold the meeting in separate halls, audio-visual resources will be provided to permit real-time inter-activity and inter-communication and therefore, uniform action.

Article 13. Persons presiding over the Meeting.

1.          The Chairman and the Secretary will preside over the General Meeting.

2.          The chairman of the General Meeting will be the Chairman of the Board of Directors or in his absence, by the Vice Chairman substituting him in accordance with the corporate Bylaws, and in the absence of the Chairman and Vice Chairman, by the Board Member so designated by the Board of Directors. The General Secretary of the Corporation shall act as Secretary, being substituted in the event of absence, inability or vacancy by the Deputy Secretary, and in the absence of the latter, by the Board Member likewise so delegated by the Board of Directors. In the absence of the aforementioned express delegation, the shareholders elected by the shareholders present at the meeting shall act as Chairman and Secretary.

If for any reason the Chairman or the Secretary has to leave the General Meeting whilst it is in progress, they will be replaced in their exercising of their duties in the manner established in the preceding paragraph.

Article 14. Regulation of the Meeting

It is the Chairman's duty to declare the meeting validly constituted, to direct and establish the order of the debates and interventions and the time assigned to the latter in accordance with these Regulations, to terminate debates when he considers that a matter has been sufficiently discussed and to order the voting, resolve any doubts arising with respect to the agenda and in general, to exercise all the necessary authorisations to enable him to regulate the meeting in the best way, including the interpretation of what is established by these Regulations.

Article 15. Constitution

1.          At the prearranged place and date, at first or second call for the holding of the General Meeting and after one hour prior to the time announced for the commencement of the Meeting (unless otherwise specified in the notice of the meeting), the shareholders (or their valid representatives) may present their respective attendance cards and delegations (and where applicable, documents evidencing legal representation) to the personnel in charge of shareholder registration. Attendance cards and delegations presented to the personnel in charge of shareholder registration after the established time for the commencement of the General Meeting will not be admitted.

Registration of present and represented shareholders will carried out by scanner or other technical means considered appropriate. Upon completion of the registration of attendance cards and delegations and after the existence of a sufficient quorum has been declared, the persons presiding the General Meeting will be set up and the list of attendees established. The list of attendees will be entered in a computer file, the sealed cover of which shall state the appropriate identification formalities, duly signed by signed by the Secretary of the General Meeting and countersigned by the Chairman.

2.          Any shareholders (or, where applicable, their representatives) arriving late at the venue where the General Meeting is being held, once the admission of attendance cards and delegations has been closed, may attend the meeting (in the same hall where it is being held, or if considered appropriate by the Company in order to avoid confusion during the Meeting, in an adjoining room from where they may follow it). However, neither the aforementioned shareholders or representatives (or the shareholders they represent) may be included in the list of attendees.

3.          Once the persons presiding the meeting have been established and the list of attendees established, the General Meeting will commence, at first or second call, on the date and at the time and place established for such purpose.

The Chairman (or by delegation, the Secretary) will then read out the general data concerning the list of attendees, detailing the number of shareholders with voting rights present and represented who are attending the meeting, the number of shares corresponding to one and the other and the percentage of capital represented by them.

Once these data have been made public by the Chairman or the Secretary, the Chairman will declare the General Meeting of Shareholders as duly and validly constituted, at first or second call, as applicable.

4.          The constitution of the General Meeting having been declared, and notwithstanding their right to present the statements they consider appropriate during the rotation of interventions, the shareholders present may express to the Notary any reservation or protest they may have with respect to the valid constitution of the Meeting or the general data concerning the list of attendees which had previously been read out, in order for it to be duly stated in the minutes of the Meeting.

Chapter II

Rotation of shareholder interventions

Article 16. Intervention requests

Once the General Meeting had been constituted, shareholders who, in the exercising of their rights, wish to intervene in the Meeting (and if applicable, request information or clarification with respect to any items on the agenda or make proposals) shall identify themselves to the Notary (or, upon the instructions of the latter, to the personnel assisting him), expressing their name and surname(s), the number of shares held by them and those which they represent. If they wish to request for their intervention to be stated literally in the minutes of the Meeting, they should present it in writing, at that time, to the Notary, to enable the latter to compare it when the shareholder’s intervention takes place.

Once the persons presiding the meeting have received the list of shareholders wishing to intervene and the reports which the Chairman considers appropriate have been put forward (and in any event, before the items on the agenda are put to the vote), the rotation of shareholder interventions shall commence.

Article 17. Interventions

Shareholder interventions shall take place in the order in which they are called by the persons presiding the meeting.

The Chairman, in view of the circumstances, shall determine the time initially assigned to each intervention, which shall be the same for everyone and never less than five minutes.

In exercising his authority to regulate the Meeting and notwithstanding other action, the Chairman:

(i)	may extend, when he considers it appropriate, the time initially assigned to each shareholder;
(ii)	may request the persons intervening to clarify any questions not understood of which have not been sufficiently explained during the intervention;
(iii)
may call to order any intervening shareholders, requesting them to limit their intervention to matters concerning the Meeting and to abstain from making inappropriate remarks or from exercising their rights in an abusive or obstructist manner;

(iv)
may inform the intervening shareholders that the time to conclude their intervention is near, enabling them to adjust their speeches, and when the time granted for their intervention has concluded or if they persist in behaving as described in the preceding paragraph (iii), may withdraw their right to speak; and

(v)
if he considers that a shareholder’s intervention may disturb the order and normal course of the Meeting, he may order such shareholder to leave the venue, and if applicable, take the necessary steps to carry out such precaution.

Article 18. Information

During the rotation of interventions, any shareholders may verbally request the information or clarification they consider necessary concerning the items on the agenda. In order to do so, such shareholders should have identified themselves beforehand as stated in article 16 above.

The Directors shall be obliged to provide the information requested, except in any of the circumstances contemplated in article 7 above or if the information requested is unavailable at the Meeting itself.

The information or clarification requested shall be provided by the Chairman, or where applicable and upon the instructions of the letter, by the Chairman of the Audit and Compliance Committee, the Secretary, a Director (or, if considered appropriate, by any employee or expert on the subject in question).

Article 19. Proposals

Notwithstanding the possibility of presenting proposed resolutions as contemplated by article 100 of the Corporations Act prior to the convening of the General Meeting, shareholders may, during the rotation of interventions, present proposed resolutions to the General Meeting on any item of the agenda which legally does not need to be placed at the disposal of shareholders at the time the meeting is convened, and on those matters which may be discussed by the General Meeting without being included on the agenda.

Chapter III

Voting and documentation of resolutions

Article 20. Voting on proposed resolutions

1.          Upon conclusion of the shareholder interventions and following the responses given in accordance with these Regulations, the proposed resolutions on the items of the agenda or on those items not legally required to be included therein (including, where applicable, those presented by shareholders during the meeting) will be put to the vote.

It will not be necessary for the Secretary to read out in advance those proposed resolutions the text of which has been distributed to the shareholders at the commencement of the Meeting, unless any shareholder should so request with respect to all or any of such proposals, or the Chairman considers it appropriate for any other reason. In any event, indication will be given to the attendees of the item on the agenda to which the proposed resolution being put to the vote refers.

2.          Generally speaking and notwithstanding the fact that, at the Chairman’s discretion, alternative systems may be used, the voting with respect to the proposed resolutions referred to in the preceding paragraph will follow the procedure stated below:

(i)
Voting on proposed resolutions concerning the items on the agenda will be carried out through a negative deduction system. For such purpose, affirmative votes will be considered those in respect of all shares present and represented, deducting the votes corresponding to the shares held by persons present or represented who vote against, give a blank vote or abstain from voting, by communicating or expressing their vote or abstention to the Notary in order for it to be stated in the minutes.

(ii)
Voting on proposed resolutions concerning matters not included on the agenda will be carried out through a positive deduction system. For such purpose, negative votes will be considered those in respect of all shares present or represented, deducting the votes corresponding to the shares held by persons present or represented who vote in favour, give a blank vote or abstain from voting, by communicating or expressing their vote or abstention to the Notary in order for it to be stated in the minutes.

(iii)
The communications or statements to the Notary contemplated in the preceding paragraphs may be made individually with respect to each of the proposed resolutions, or jointly in respect of several or all of them, expressing to the Notary the identity and status (shareholder or representative) of the person making such notification, the number of shares referred to and the direction of the vote (or, if applicable, the abstention).

3.          Electronic voting systems may be established to the extent that they permit the verification of the identity and status (shareholder or representative) of the voters, the number of shares with which they are voting and the direction of the vote (or, if applicable, the abstention).

Article 21. Adoption of resolutions and proclamation of the result

1.          Resolutions will be considered approved whenever the votes in favour of the proposal exceed half of the votes in respect of the present or represented shares, except in those cases where a greater majority is required by law or by the corporate Bylaws.

2.          The Chairman shall declare the resolutions approved when he has proof of the existence of sufficient votes in favour, notwithstanding the statements made by attending shareholders to the Notary with respect to the direction of their vote.
Article 22. End of the Meeting

The Chairman shall declare the Meeting adjourned.

Article 23. Minutes of the Meeting

The Notary’s certificate shall be considered the minutes of the General Meeting and will not require approval by the latter.

Article 24. Publication of resolutions

Notwithstanding the recording in the Mercantile Register of those resolutions which may be so recorded and the applicable legal provisions concerning the publication of resolutions, on the same day that the Meeting is held or the immediately following business day, the Company shall send the text of the approved resolutions to the National Securities Market Commission (CNMV) through the appropriate notification of a Material Fact. The text of such resolutions shall likewise be made accessible via the Company’s web page. Likewise, at the request of any shareholder or whomsoever has represented the latter at the General Meeting, the Secretary shall issue a certification of the resolutions or Notary’s certificate.

Article 25. Publication of the Regulations for the General Meeting

Following their approval, these Regulations for the General Meeting will be accessible via the Bank’s web page, thus making public the legal framework within which the General Meetings will be implemented, for the information of shareholders and investors and notwithstanding the provisions of the corporate Bylaws and current regulations.”

EIGHT.-  To delegate to the Board of Directors, as contemplated under article 153.1.a) of the Corporations Act, the widest powers in order that, within one year from the date of this Board Meeting, it may indicate the date and establish the conditions, in respect of anything not contemplated by the General Meeting, for a capital increase amounting to THREE HUNDRED MILLION EUROS as agreed by the General Meeting of Shareholders.

In exercising these delegated powers and for illustrative, rather than limitative, purposes, the Board of Directors will be responsible for determining whether the capital increase will be carried out by issuing new shares (with or without premium and with or without voting rights) or by increasing the nominal value of the existing shares by new monetary contributions or charged to freely available resources, or a combination of both options; establishing the time-limit for the exercising of pre-emptive subscription rights in the case of the issuance of new shares; freely offering any shares not subscribed in such time-limit; establishing that, in the event of incomplete subscription, the capital will only be increased by the amount of subscriptions made, and re-wording the article of the corporate Bylaws relating to capital.

If within the time-limit indicated by the General Meeting for the execution of this resolution, the Board of Directors has failed to exercise the authority delegated to is, such authority will be considered null and void at the conclusion of such time-limit and for the amount by which the share capital has not been increased.

NINE.-  I) To cancel the unused part of resolution SIX II) of the Ordinary General Meeting of Shareholders held on 9th February 2002.

II) To again authorise the Board of Directors, as widely as required by law, in order that, in accordance with article 153.1.b) of the Corporations Act, it may increase the share capital on one or several occasions and at any time, within a period of five years from the date of this General Meeting, by a maximum amount of 1,192,100,735.5 euros. Such increase shall be made by the issuing of new shares (with or without premium and with or without voting rights), the counter-value of such new shares consisting of monetary contributions. The Board may determine the terms and conditions of the capital increase and the characteristics of the shares, and freely offer the new shares not subscribed within the pre-emptive subscription period or periods; establish that in the event of incomplete subscription, the capital will be increased only by the amount of the subscriptions made, and re-word the article of the corporate Bylaws relating to capital. The amount of any increases made under the resolution submitted to the General Meeting for approval under Item Ten on the Agenda (to cover bond conversions) will be considered as included in the limit of the aforementioned maximum amount available at any time. Likewise, the Board is also authorised to exclude the right of pre-emptive subscription under the terms of article 159 of the Corporations Act.

TEN.- To delegate to the Board of Directors, in accordance with the general system for the issuing of bonds and as provided under article 319 of the Regulations of the Mercantile Registry, the authorisation to issue fixed income securities convertible into newly-issued shares of the Company and/or exchangeable for outstanding shares of the Company, under the following conditions:

1.	The fixed income securities may be issued on one or several occasions and at any time within a maximum period of five (5) years from the date of adoption of this resolution.

2.
The total maximum amount of the issuance or issuances of convertible and/or exchangeable fixed income securities agreed under this delegation shall be FOUR THOUSAND MILLION EUROS or its equivalent in another currency.

3.
In use of this delegation of authority and merely for illustrative, not limitative, purposes, for each issuance, the Board of Directors will be responsible for determining the amount of same, always within the aforementioned global quantitative limit; the place of issue (domestic or foreign) and the respective currency (and the equivalent in euros, if issued abroad); the denomination as bonds or debentures (including subordinated instruments) or any other legally acceptable denomination; the date or dates of issue; the number of securities and their nominal value, which may not be lower than the nominal value of the shares; the rate of interest, dates and payment procedures for the coupon payments; the perpetual or redeemable nature of the securities, and in the latter case, the redemption period and maturity date; the redemption rate, premiums and lots; guarantees; manner of representation (certificates or book-entry system); pre-emptive subscription rights (and where applicable, the subscription system); applicable legislation; applying, where applicable, for the securities to be admitted for listing on official or non-official domestic or foreign secondary markets, with the requirements demanded by current regulations in each case, and in general, any other condition of the issuance, and also, if applicable, the designation of the Bondholders’ Trustee and the approval of the basic regulations governing the legal relationship between the Bank and the Syndicate of holders of the securities issued.

4.	For the purpose of determining the bases and types of conversion and/or exchange, it is resolved to establish the following criteria:

(i)
The securities issued under this resolution will be convertible into new shares of the Bank and/or exchangeable for already existing shares of the Bank, the Board of Directors being authorised to determine whether they will be convertible and/or exchangeable, as well as whether they will be necessarily and/or voluntarily convertible and/or exchangeable, and if they are to be voluntarily convertible, whether at the option of the holder or the issuer, with the regularity and during the time-limit established by the Board of Directors in the resolution concerning the issuance, which may not exceed fifteen (15) years from the date of issue.

(ii)
In the event that the issuance is convertible and exchangeable, the Board of Directors may establish that the issuer reserves the right to choose at any time between conversion into new shares or exchange for shares already outstanding, the nature of the shares to be allotted being specified when such conversion or exchange takes place. The issuer may also opt for the handing-over of a combination of newly-issued shares and already existing shares. In any event, the issuer should give equal treatment to all holders of fixed income securities converting and/or exchanging on the same date.

(iii)
For conversion and/or exchange purposes, the fixed income securities will be valued at their nominal value and the shares, at the fixed exchange rate determined in the issue resolution by the Board of Directors or at the determinable exchange rate on the date or dates indicated in the issue agreement and in terms of the stock exchange listing of the Bank’s shares on the date(s) or during the period(s) taken as reference in such issue resolution, with or without discount, and in any event with a minimum of whichever is the greater between the average exchange rate of the shares at close of trading on the Continuous Market of the Spanish Stock Exchanges during the fifteen calendar days preceding the date on which the Board adopts the resolution to issue the fixed income securities in question, and the exchange rate of the shares at close of trading on the same Continuous Market on the day preceding the adoption of the aforementioned issue resolution.

(iv)
Whenever conversion and/or exchange is applicable, fractions of shares to be handed over to the bondholder, will be rounded off by default to the immediately preceding full lower number and each holder will receive in cash any difference which might occur.

(v)
For the purpose of the bond-share conversion ratio, on no account may the value of the share be lower than its nominal value. In accordance with article 292.3 of the Corporations Act, bonds may not be converted into share when the nominal value of the former is lower than that of the latter.

At the same time as approving a convertible bond issue under the authorisation granted by the General Meeting, the Board shall issue a directors’ report implementing and specifying, on the basis of the aforementioned criteria, the bases and types of conversion specifically applicable to the issue in question. This report will be accompanied by the respective external auditor’s report referred to in article 292 of the Corporations Act.

5.
While the conversion and/or exchange into shares of the fixed income securities which can be issued is possible, the latter will enjoy all rights granted to them by current legislation, especially those referring to pre-emptive subscription rights and the anti-dilution clause where legally applicable, unless the General Meeting or the Board of Directors, in the terms and with the requirements of article 159 of the current Corporations Act, should decide to exclude totally or partially the pre-emptive subscription rights of shareholders and holders of convertible bonds.

6.	For illustrative rather than limitative purposes, the delegation to the Board of Directors also includes the following authorisations:

(i)
The authorisation for the Board of Directors, under the provisions of article 159.2 of the Corporations Act, to totally or partially exclude the pre-emptive subscription rights of shareholders and holders of convertible bonds, whenever this is necessary in order to raise financial resources in international markets or in any other justifiable way in corporate interests. In any event, should the Board decide to exclude pre-emptive subscription rights with respect to a specific capital increase which it eventually decides to carry out under this authorisation, it will issue, at the same time as agreeing the issuance and in accordance with applicable regulations, a report detailing the specific reasons which justify such measure in corporate interests. This will be the object of the corresponding report by the external auditors referred to in article 159.2 of the Corporations Act. Both reports will be made available to shareholders and holders of convertible bonds and will be notified at the first General Meeting to be held following the respective issuance resolution.

(ii)	The authorisation to increase capital by the amount needed to cover the conversion requests. Such power may only be exercised insofar as the Board,

adding together the capital increase for covering the issue of convertible bonds and the other capital increases agreed by it under the authorisations granted by the General Meeting, does not exceed the limit of half the share capital stipulated in article 153.1 b) of the Corporations Act. This authorisation to increase capital includes the issuing and placing in circulation, on one or several occasions, of the shares representing such capital which are necessary to carry out the conversion, and the modification of the wording of the article of the corporate Bylaws relating to the amount of capital and also, if applicable, the cancellation of the part of such capital increase which was not necessary for the conversion into shares.

(iii)	The authorisation to implement and define the bases and types of conversion and/or exchange, bearing in mind the criteria established in point 4 above.

At subsequent General Meetings held by the Company, the Board of Directors shall report to the shareholders, where applicable, on the use made to date of the delegations referred to in this resolution.

ELEVEN.– I) To authorise the Board of Directors in order that, under the general system for the issuing of bonds and under the provisions of article 319 of the Regulations of the Mercantile Registry, it may issue, on one or several occasions, up to EIGHTEEN THOUSAND MILLION EUROS or its equivalent amount in another currency, in fixed income securities in any form admissible by law, including bonds or debt securities, including subordinated securities as specified in section l) of article seven of Act 13/1985 of May 25th and in section 1.9) of Royal Decree 1343/1992 of November 6th, simple or with any type of guarantee, including mortgage guarantees, represented by certificates or via the book-entry system. The securities issued under this authorisation shall be numbered consecutively in each issuance from 1 (ONE) upwards, with each issuance constituting a single series, and may or may not be exchangeable totally or partially for already existing shares of the issuing entity or of other entities (and if exchangeable, whether such exchange is necessary or voluntary, and in the latter case, whether at the option of the holder or the issuer) or include a purchase option on the aforementioned shares and be issued in Spanish territory or abroad, pursuant to domestic or foreign legislation, and expressed in domestic or foreign currency, notwithstanding in the latter case that the equivalent is stated in euros or pesetas. The Board of Directors is authorised to freely establish the remaining conditions of the issuance(s), as well as the perpetual or redeemable nature of each issuance (and in the latter case, the repayment period) always within legal limits, and in general to undertake without limitation whatever public or private actions are necessary or considered appropriate by the Board for the execution of this resolution, as well as, if applicable, the appointment of the Bondholders’ representative and the approval of the basic regulations governing the legal relationship between the Bank and the syndicate of the holders of the securities issued.

With respect to the delegation limit, the aforementioned figure of EIGHTEEN THOUSAND MILLION EUROS constitutes the maximum overall limit which may be reached at any time by the sum of the nominal outstanding balance of the notes issued, plus the nominal amount issued of the other securities likewise issued under this authorisation granted to the Board of Directors.

This authorisation may be exercised by the Board of Directors within a period of five years from the date the resolution is adopted by the General Meeting of Shareholders, at the end of which time it will be cancelled in the part not exercised.

It is hereby stated that as established in Additional Provision Four of Act 26/1988 of July 29th, the limitation included in section 1 of article 282 of the adapted text of the Corporations Act concerning the issuing of debt securities is not applicable to Credit Entities.

II) To likewise authorise the Board of Directors so that in each case it may determine the redemption conditions of the fixed income securities issued under this authorisation, being able to apply the collection methods referred to in sections a), b) and c) of article 306 of the adapted text of the Corporations Act.

III) To likewise authorise the Board of Directors in order that, when it considers it appropriate and depending on the obtaining of the necessary official authorisations (and if applicable, the agreement of the Assemblies of the respective syndicates of securities holders) it may modify the redemption conditions of the fixed income securities issued and their respective term and the interest rate which, if applicable, accrues on the securities included in each of the issuances carried out under this authorisation.

TWELVE.– or its equivalent amount in another currency, in fixed income securities in any form admissible by law, including bonds or debt securities, including subordinated securities as specified in section l) of article seven of Act 13/1985 of May 25th and in section 1.9) of Royal Decree 1343/1992 of November 6th, simple or with any type of guarantee, including mortgage guarantees, represented by certificates or via the book-entry system. The securities issued under this authorisation shall be numbered consecutively in each issuance from 1 (ONE) upwards, with each issuance constituting a single series, and may or may not be exchangeable totally or partially for already existing shares of the issuing entity or of other entities (and if exchangeable, whether such exchange is necessary or voluntary, and in the latter case, whether at the option of the holder or the issuer) or include a purchase option on the aforementioned shares and be issued in Spanish territory or abroad, pursuant to domestic or foreign legislation, and expressed in domestic or foreign currency, notwithstanding in the latter case that the equivalent is stated in euros or pesetas. The Board of Directors is authorised to freely establish the remaining conditions of the issuance(s), as well as the perpetual or redeemable nature of each issuance (and in the latter case, the repayment period) always within legal limits, and in general to undertake without limitation whatever public or private actions are necessary or considered appropriate by the Board for the execution of this resolution, as well as, if applicable, the appointment of the Bondholders’ representative and the approval of the basic regulations governing the legal relationship between the Bank and the syndicate of the holders of the securities issued.

With respect to the delegation limit, the aforementioned figure of EIGHTEEN THOUSAND MILLION EUROS constitutes the maximum overall limit which may be reached at any time by the sum of the nominal outstanding balance of the notes issued, plus the nominal amount issued of the other securities likewise issued under this authorisation granted to the Board of Directors.

This authorisation may be exercised by the Board of Directors within a period of five years from the date the resolution is adopted by the General Meeting of Shareholders, at the end of which time it will be cancelled in the part not exercised.

It is hereby stated that as established in Additional Provision Four of Act 26/1988 of July 29th, the limitation included in section 1 of article 282 of the adapted text of the Corporations Act concerning the issuing of debt securities is not applicable to Credit Entities.

II) To likewise authorise the Board of Directors so that in each case it may determine the redemption conditions of the fixed income securities issued under this authorisation, being able to apply the collection methods referred to in sections a), b) and c) of article 306 of the adapted text of the Corporations Act.

III) To likewise authorise the Board of Directors in order that, when it considers it appropriate and depending on the obtaining of the necessary official authorisations (and if applicable, the agreement of the Assemblies of the respective syndicates of securities holders) it may modify the redemption conditions of the fixed income securities issued and their respective term and the interest rate which, if applicable, accrues on the securities included in each of the issuances carried out under this authorisation.

TWELVE.– Notwithstanding the delegations included in the preceding resolutions, it is hereby resolved:

A) To authorise the Board of Directors to interpret, correct, complete, execute and implement the aforementioned resolutions, including their adaptation to the verbal or written requirements of the Mercantile Register or any other competent authorities, officials and institutions, and to take all legally required steps in such regard, and in particular to delegate to the Executive Committee all or part of the authorisations it has received from the General Meeting pursuant to the aforementioned resolutions, in addition to this resolution TWELVE.

B) To authorise Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Juan Guitard Marín so that any of them, jointly and severally and notwithstanding any other already existing power of attorney for the placing of corporate resolutions on public record, may appear before a Notary and execute on behalf of the Bank the public deeds which are necessary or appropriate in respect of the resolutions adopted by this General Meeting of Shareholders. The aforementioned are also likewise authorised, jointly and severally, to file the financial statements and other documentation with the Mercantile Registry.””

I ALSO LIKEWISE CERTIFY that in accordance with the resolution of the Board of Directors to require the presence of a Notary, Mr. José María de Prada Díez, a member of the Official College of Notaries of Burgos, resident in Santander, was present at the aforementioned Ordinary General Meeting of Shareholders and drew up the respective Minutes. This notarial document is considered to be the Minutes of such General Meeting.

And for the record, I hereby issue this certification, countersigned by Mr. Matías Rodríguez Inciarte, 3rd Vice Chairman, in Santander, this twenty-first day of June two thousand and three.

Signature of approval of the
3rd Vice Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: June 25, 2003	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President